Exhibit 99.2

KEEGAN RESOURCES INC.
Suite 600, 1199 West Hastings Street
Vancouver, BC  V6E 3T5
Telephone:  (604) 683-8193 / Fax: (604) 683-8194
Toll Free:  1-800-863-8655

INFORMATION CIRCULAR
as at August 20, 2010 (unless otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Keegan Resources Inc. (the “Company”) for use at the annual general and special meeting (the “Meeting”) of its shareholders to be held on September 30, 2010 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company,” “we”, “our” and “Keegan” refer to Keegan Resources Inc.  “Common Shares” means common shares without par value in the capital of the Company.  “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company.  The Company will bear all costs of this solicitation.  We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company.  If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting.  You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)           any amendment to or variation of any matter identified therein, and

(c)           any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you are able to attend the Meeting in person.  Registered shareholders may submit a proxy using one of two methods:

(a)
complete, date and sign the enclosed form of proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b)
log on to Computershare’s internet website, at www.computershare.com/ca/proxy.  Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and proxy access number.

Registered shareholders must ensure their proxy is received by the Company not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name.  Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the names of intermediaries.  In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders.  Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” that permit it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our transfer agent, Computershare Trust Company of Canada ("Computershare"). The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF.  Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company.  If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your VIF as specified in the request for voting instructions that was sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company.  However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf.  Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.  Broadridge mails a VIF in lieu of a proxy provided by the Company.  The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting.  You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you.  To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.  The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative.  If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)
executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed August 20, 2010 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares, and as of August 20, 2010, there were 45,669,554 Common Shares issued and outstanding, each carrying the right to one vote.  The Company is also authorized to issue an unlimited number of Preferred shares. There were no Preferred shares issued and outstanding as at August 20, 2010.

To the knowledge of the directors and executive officers of the Company, as at August 20, 2010, there were no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

The following documents filed with the securities commissions or similar regulatory authority in each of the Provinces of Alberta, British Columbia and Ontario, are specifically incorporated by reference into, and form an integral part of, this information circular:

•	The financial statements of the Company for the financial year ended March 31, 2010, the auditor’s report thereon and the related management discussion and analysis.

•	The Company’s Form 20F for the financial year ended March 31, 2010.

Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the Corporate Secretary of the Company at Suite 600, 1199 West Hastings Street, Vancouver, BC  V6E 3T5,  Tel:  (604) 683-8193  Fax:  (604) 683-8194.  These documents, as filed on June 29, 2010, are also available through the Internet on www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein except a special resolution will be required to authorize the adoption of new Articles.  A special resolution is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution either in person or by proxy.

If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently set at seven.  The board proposes that the number of directors be remain at seven.

The term of office of each of the current directors will end at the conclusion of the Meeting.  Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following disclosure sets out the names of management’s seven nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 20, 2010.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Maurice Tagami President, Chief Executive Officer and Director British Columbia, Canada	Since October l, 2009	Nil(2)
Gordon J. Fretwell Director British Columbia, Canada	Since February 24, 2004	8,400(3)
Daniel T. McCoy Director British Columbia, Canada	Since November 25, 2004	199,691(4)
Robert J. McLeod Director British Columbia, Canada	Since February 23, 2005	24,500(5)
Marcel de Groot Director British Columbia, Canada	Since July 2, 2009	Nil(6)
Keith Minty Director Parkhurst, South Africa	Since October l, 2009	Nil(7)
Shawn Kristen Wallace Executive Chairman and Director British Columbia, Canada	Since February 26, 2010	17,200(8)

Notes:

1. The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

2. Mr. Tagami holds options to purchase 150,000 Common Shares exercisable at $3.10 each expiring February 7, 2014 and options to purchase 50,000 Common Shares exercisable at $4.01 each expiring June 10, 2014 and options to purchase 220,000 Common Shares exercisable at $6.19 each expiring May 26, 2015.

3. 6,300 of these Common Shares held indirectly by Mr. Fretwell.  He also holds options to purchase 25,000 Common Shares exercisable at $4.01 each expiring June 10, 2014; options to purchase 25,000 Common Shares exercisable at $2.44 each expiring November 10, 2011 and options to purchase 20,000 Common Shares exercisable at $4.20 each expiring February 5, 2013 and options to purchase 45,000 Common Shares exercisable at $6.19 each expiring May 26, 2015.

4. Mr. McCoy also holds options to purchase 32,909 Common Shares exercisable at $2.44 each expiring November 10, 2011, options to purchase 75,000 Common Shares exercisable at $4.20 each expiring February 5, 2013 and options to purchase 50,000 Common Shares exercisable at $4.01 each expiring June 10, 2014 and options to purchase 220,000 Common Shares exercisable at $6.19 each expiring May 26, 2015.

5. Mr. McLeod also holds options to purchase 25,000 Common Shares exercisable at $4.01 each expiring June 10, 2014; options to purchase 50,000 Common Shares exercisable at $2.44 each expiring November 10, 2011 and options to purchase 20,000 Common Shares exercisable at $4.20 each expiring February 5, 2013 and options to purchase 45,000 Common Shares exercisable at $6.19 each expiring May 26, 2015.

6. Mr. de Groot holds options to purchase 75,000 Common Shares exercisable at $3.10 each expiring February 7, 2014 and options to purchase 25,000 Common Shares exercisable at $4.01 each expiring June 10, 2014 and options to purchase 45,000 Common Shares exercisable at $6.19 each expiring May 26, 2015.

7. Mr. Minty holds options to purchase 75,000 Common Shares exercisable at $3.10 each expiring February 7, 2014 and options to purchase 25,000 Common Shares exercisable at $4.01 each expiring June 10, 2014 and options to purchase 45,000 Common Shares exercisable at $6.19 each expiring May 26, 2015.

8. Mr. Wallace also holds options to purchase 150,000 Common Shares exercisable at $4.20 each expiring February 5, 2013; options to purchase 50,000 Common Shares exercisable at $3.31 each expiring February 6, 2014 and options to purchase 50,000 Common Shares exercisable at $4.01 each expiring June 10, 2014 and options to purchase 220,000 Common Shares exercisable at $6.19 each expiring May 26, 2015.

Occupation, Business or Employment of Directors

Maurice Tagami has been President and Chief Executive Officer of the Company since April 16, 2010.  He is the former Vice President of Project Development for the Company. He has a degree from the University of British Columbia in metallurgical engineering, is a registered professional engineer in the province of British Columbia and has over 29 years experience in mine development and operations. Mr. Tagami has played a significant metallurgical and project management role in numerous open pit, underground and heap leach projects in North and South America, Australia, Papua New Guinea, Africa, Europe and Asia and has actively participated in several plant commissioning and start-up periods. Recently, Mr. Tagami held the position of senior project manager for Canico Resource Corp. on the Onca Puma project, a large greenfields nickel laterite smelter project in Para state, Brazil where he was involved in the project from exploration through scoping and feasibility studies and basic engineering.

Mr. Tagami was or is currently an officer and/or director of the following public companies:

Company and Position	From	Until
Keegan Resources Inc., President & CEO, Director	July 2009	Present
Brett Resources Inc. Director	May 2008	June 2010
Kobex Resources Ltd., COO	February 2007	June 2009
Canico Resource Corp., Sr. Project Manager	May 2003	December 2005
Eurozinc Mining Corp., Manager of Metallurgy	November 1999	August 2001
Sutton Resources, Manager of Metallurgy	July 1996	October 1999

Gordon J. Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree.  Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell was or is currently an officer and/or director of the following public companies:

Company and Position	From	Until
Keegan Resources Inc., Director	January 2004	Present
Northern Dynasty Minerals Ltd., Director	June 2004	Present
Bell Copper Corporation, Director	June 2001	Present
Benton Resources Corp., Director	March 2005	Present
Continental Minerals Corporation, Director	February 2001	Present
ICN Resources Ltd., Secretary	March 2009	Present
Lignol Energy Corporation, Director	January 2007	Present
Meritus Minerals Ltd.	June 2007	Present

Daniel T. McCoy, Ph.D. was President and Chief Executive Officer of the Company from November 2004 until April 2010 but has remained the Company’s Chief Geologist.  He is a Geologist and has worked extensively in the exploration sector for over 25 years and has explored most prominent types of gold deposits.  He served as Senior Geologist at Placer Dome from January 1997 to November 2004 where he co-ordinated acquisitions and field programs for Placer’s Nevada generative exploration office.  Prior to 1995 he was a teaching and research associate at the University of Alaska, Fairbanks.  He has also served as a contract geologist for other major metals companies throughout the United States. He obtained a B.S. and Ph.D. in geology from the University of Alaska.

Dr. McCoy was or is currently an officer and/or director of the following public companies:

Company and Position	From	Until
Placer Dome, Senior Geologist	January 1997	November 2004
Keegan Resources Inc., President	November 2004	April 2010
Keegan Resources Inc., Director	November 2004	Present

Robert J. McLeod is a Geologist. He is the Vice-President of Exploration and a director of Full Metal Minerals Ltd. He has over 13 years experience in mining and exploration, in working for a variety of major and junior mining companies.  He obtained a Bachelor of Science Degree, majoring in Economic Geology from UBC in 1993 and graduated from Queen’s University’s Master’s in Geology, Mineral Exploration Program in 1998.  He is a Fellow of the Society of Economic Geologists, member of the Association of Professional Engineers and Geoscientists of B.C., Prospectors and Developers Association of Canada, Alaska Miners Association and the BC & Yukon Chamber of Mines.

Mr. McLeod was or is currently an officer and/or director of the following public companies:

Company and Position	From	Until
Miramar Mining Inc., Project Manager	January 2000	January 2003
Atna Resources Inc., Vice President	January 2003	January 2004
Keegan Resources Inc., Director	January 2004	Present
Full Metals Minerals Corp., VP Exploration and Director	June 2003	Present

Marcel de Groot is a founder and President of Pathway Capital Ltd., a Vancouver based private venture capital corporation. Pathway Capital Ltd, formed in 2004, invests in and provides strategic support to early stage private and public companies. Companies backed by Pathway Capital have raised over $800 million in equity and completed over $900 million in mergers and acquisition transactions since 2004. He is currently Chairman of Luna Gold Corp., as well as a director of Underworld Resources Inc. and Waterloo Resources Ltd. Mr. de Groot graduated from the University of British Columbia with a Bachelor of Commerce degree and articled with Grant Thornton LLP where he obtained the Chartered Accountant designation.

Mr. de Groot was or is currently an officer and/or director of the following public companies:

Company and Position	From	Until
Keegan Resources Inc., Director	October 2009	Present
Underworld Resources Inc., Director	December 2006	July 2010
Luna Gold Corp., Director	June 2000	Present
Sandstorm Resources Ltd., Director	April 2008	March 2009
Ashton Mining of Canada, Director	October 2006	January 2007
Diamond Fields International, CFO	April 2003	February 2004
Chalk Media Corp., Director	November 2003	November 2004

Keith Minty is Chairman of the Technical Committee of the Company.  He obtained a B.Sc. in Mining Engineering from Queen’s University, Kingston Ontario, Canada in 1978.  He has over 25 years of open pit and underground mine operational and project development experience in North America, Central America and in Africa in base and precious metals, Platinum Group Metals and Industrial Minerals.  Since 1997 Mr. Minty has held many senior and corporate management positions in mineral resource companies located Canada, Africa and recently in the United Arab Emirates.  In 2008, he joined Thani Dubai Mining Limited a Dubai based Middle East resource development group that was created in 2005 as the Chief Operating Officer.  As the Chief operating Officer, he is responsible for all project gold exploration and operations activities in Yemen and Egypt and new business project development activities.

Mr. Minty was or is currently an officer and/or director of the following public companies:

Company and Position	From	Until
Keegan Resources Inc., Director	October 2009	Present
Thani Dubai Mining Ltd., COO	April 2008	Present
Star Gold Mines Inc., Director	May 2007	April 2009
K. Minty & Associates, President	February 2003	December 2007
China Diamond Corp., Director	March 2006	September 2006
Crow Fight Resources, President & CEO	April 2003	August 2003
Beartooth Platinum, President & CEO	August 2004	April 2005
North American Palladium, President & CEO	December 1997	February 2003

Shawn Wallace is the Executive Chairman of the Company.  He has spent the last 20 years as a consultant to many successful junior mining companies where he was instrumental in building first class mining exploration and development projects.

Mr. Wallace was or is currently an officer and/or director of the following public companies:

Company and Position	From	Until
Keegan Resources Inc., Executive Chair	March 2010	Present
Advanced Projects, Director	March 2000	May 2001
Skye Resources Inc., Director	May 2001	January 2002
Vistech Capital Corp., Director	July 2009	Present
Full Metal Minerals Corp., Director	November 2009	Present

APPOINTMENT OF AUDITOR

BDO Dunwoody LLP, Chartered Accountants, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7 will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

CORPORATE GOVERNANCE

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company.  Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management.  The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”).

Constitution and Independence of the Board

The Board is currently comprised of seven persons, of whom four are independent directors.  Directors are considered to be independent if they have no direct or indirect material relationship with the Company.  A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The following table outlines the Company’s independent and non-independent directors, and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
Maurice Tagami	Non-Independent Basis for determination: President and Chief Executive Officer
Daniel T. McCoy	Non-Independent Basis for determination: Former President and Chief Executive Officer
Gordon Fretwell	Independent
Robert J. McLeod	Independent
Marcel de Groot	Independent
Keith Minty	Independent
Shawn K. Wallace	Non-Independent Basis for determination: Executive Chair

Directorships

See disclosure under “Election of Directors”.

Meeting Attendance

The Board facilitates its independent supervision over management by holding periodic meetings of the Board to discuss the operations of the Company.

The Board continues to focus on maintaining its independence from management. The independent members of the Board meet without management once after every quarterly Board meeting.  Since April 1, 2009, there have been 5 such meetings.

The attendance record of directors is as follows:

Attendance Record of Directors Since April 1, 2009
Name	Board Meetings Attended	% of Board Meetings Attended
Maurice Tagami (appointed October 1, 2009	4	80%
Daniel T. McCoy	5	100%
Gordon Fretwell	5	100%
Richard Haslinger (resigned February 26/10)	1	20%
Robert McLeod	5	100%
Mark Orsmond (resigned July 2/09)	0	0%
Marcel de Groot (appointed July 2/09)	4	80%
Keith Minty (appointed October 1/09)	4	80%
Shawn Wallace (appointed February 26/10)	2	40%

Board Responsibilities

The Board has overall responsibility for the stewardship of the Company.  The Board has published a “Corporate Governance Policies and Procedures Manual” (the “Corporate Governance Manual) which was adopted effective April 22, 2009.  A copy of the Corporate Governance Manual is available at www.keeganresources.com/s/corporategovernance.asp for review.

The Board Responsibilities include:

(a) To oversee management of the Company and, in doing so, at all time to serve the best interests of the Company on behalf of its shareholders

(b) To exercise business judgment in discharging their fiduciary duties of care, loyalty and candour, acting on behalf of the shareholders in the best interests of the Company.

(c) To know and understand the Company and its business by becoming and remaining informed about the Company and all aspects of its business.

(d) To determine and design and implement effective systems of control and gathering of information for periodic and timely reporting on important matters concerning the Company’s business, and to periodically review and monitor the integrity of such systems.

(e) To establish and implement policies to protect the Company’s confidentiality and proprietary information from unauthorized or inappropriate disclosure, and to retain confidentiality of matters addressed in all Board discussions and proceedings.

(f) To attend Board meetings and committee meetings on which they serve, devoting the necessary time, as frequently as required, to inform themselves of and discuss issues, and to properly discharge their responsibilities.

The Company’s Board is empowered by governing corporate law, the Company’s Articles and the Corporate Governance Policy approved by the Board to manage, or supervise the management of, the affairs and business of the Company.

The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described below.  In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company’s operations are developed by Senior Management and reviewed and approved by the Board.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company’s business.  It works with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored.

The Board, through the Nominating and Governance Committee, reviews and discusses succession planning for Senior Management positions as part of the Company’s planning process.  The Board has, together with the Chief Executive Officer, developed a written position description for the Chief Executive Officer.  As well, the Board meets at least quarterly with the Chief Executive Officer to review and approve the Chief Executive Officer’s quarterly and annual objectives.

The Board has delegated responsibility for communication with the public and the Company’s shareholders to its Disclosure Committee.  Appendix 4 Disclosure Controls and Procedures Policy of the Corporate Governance Manual explains the procedures in place that ensure proper dissemination of news releases, and that those shareholders who request information about the Company receive it in a timely manner.  Inquiries by shareholders are directed to and dealt with by Senior Management.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee.  The Company’s external auditors report directly to the Audit Committee.  In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company’s financial statements and the adequacy and effectiveness of the Company’s internal controls and management information systems.

The Board, through the Technical Committee, reviews and discusses the technical aspects and challenges associated with the Company’s operations. The technical committee is comprised of qualified professions in the fields of geology and mine development.  The Board, through this committee, meets at least quarterly with the Chief Executive Officer to review and approve the key development decisions associated with the Company’s operations.

Orientation and Continuing Education

As part of the orientation program, new directors meet with senior management to discuss the business of the Company, Board policies and historical and current operating and financial information, and may tour selected offices of the Company.  See section 8 in the Corporate Governance Manual for more information.

Ethical Business Conduct

The Board has adopted a written Code of Ethics which is available on the Company’s website at www.keeganresources.com.  The Company’s Code of Ethics clearly sets out the Company’s standard requirements for honest and ethical conduct of its management and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability.  The Code of Ethics also clearly states the Company’s requirements for fair dealing, and its corporate position on:  conflicts of interest and corporate opportunities and gifts, confidentiality and corporate assets, intellectual property, reporting and the effects of violations.

The Board has a number of procedures in place designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest.  Since there are two directors who are not independent (Maurice Tagami, President and Chief Executive Officer and Daniel McCoy, former President and Chief Executive Officer ), there are limited circumstances where such an interest arises.  In those limited circumstances, the relevant director must declare his interest and refrain from voting, and the Nominating and Governance Committee considers the transaction in advance of its consideration by the Board.

Nomination of Directors

The Board’s Nominating and Governance Committee periodically reviews the size of the Board and any possible requirement for an increase or decrease in members of the Board.  It also recruits and reviews candidates for the position of director and selects the most appropriate for submission to the Board as a whole for consideration as a potential director nominee. Responsibilities of the Nominating and Governance Committee include:

(a) To recommend to the Board the criteria for Board membership. In making its recommendation, the Committee considers the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each current director. The Committee reviews with the Board, on an annual basis, the requisite skills and criteria for Board members as well as the composition and size of the Board as a whole in order to ensure that the Board has the requisite expertise, that its membership consists of persons with sufficiently diverse and independent backgrounds, and that its membership consists of an appropriate mix of inside, outside and independent directors;

(b) To identify and recommend to the Board individuals qualified to become Board members, consistent with criteria approved by the Board.  The Committee also recommends to the Board the nominees for election as directors at any meeting of shareholders and the persons to be appointed by the Board to fill any vacancies on the Board. The Committee may adopt procedures regarding director candidates proposed by the shareholders;

(c) To recommend to the Board corporate governance and ethics principles and policies that are applicable to the Company. The Committee monitors legislation, regulatory policies and best industry practices dealing with corporate governance and, from time to time as it deems appropriate, reviews and reassesses the adequacy of the Company’s corporate governance principles and practices and recommend any proposed changes to the Board;

(d) To consider questions of independence and possible conflicts of interest of members of the Board and of senior managers and make recommendations regarding such matters to the Board, including the criteria for determining director independence;

(e) To annually recommend assignments to committees of the Board, including recommendations as to chairmen of committees of the Board, review and make recommendations to the Board concerning the types, duties, functions, size and operation of committees of the Board, review the adequacy of all Board committees charters and make recommendations to the Board for any changes to such charters;

(f) To annually oversee evaluation of the Board and its committees to determine whether the Board, its members and its committees are functioning effectively; and to determine the nature of evaluation, supervise the conduct of evaluation and prepare an assessment of performance of the Board and its committees, to be discussed with the Board;

(g) To manage Board and committee succession planning; and

(h) To monitor communications with shareholders regarding matters of corporate governance.

See Appendix 7 Nominating and Governance Committee Charter of the Company’s Corporate Governance Manual, at www.keeganresources.com/s/corporategovernance.asp.  Current members of the Nominating and Governance Committee are:  Gordon Fretwell (Chairperson), Robert McLeod, and Marcel de Groot.

Audit Committee

The Audit Committee is composed of three independent directors, Marcel de Groot (Chairman), Robert J. McLeod and Gordon Fretwell.  All of the members of the Audit Committee are financially literate.  See the Company’s Form 20F filed on Sedar on June 29, 2010 for further information.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company.  The Audit Committee meets at least quarterly to review quarterly financial statements and management’s discussion and analysis and meets at least twice annually with the Company’s external auditor.  The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company’s internal control and management information systems and management’s discussion and analysis and reviews the annual financial statements with the external auditor.

Compensation Committee

The compensation committee is composed of three independent directors, Gordon J. Fretwell, Robert J. McLeod and Marcel de Groot. All of the members of the compensation committee are financially literate.

The Compensation Committee’s mandate and responsibilities are detailed in the Compensation Committee Charter (see Appendix 6 of the Company’s Corporate Governance Manual, available on the Company’s website at www.keeganresources.com/s/corporategovernance.asp), and include:

(a)
Recommendation to the Board of the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees.  The Committee reviews director compensation at least annually;

(b)
Annual review of the Company’s base compensation structure and the Company's incentive compensation, stock option and other equity-based compensation programs and recommendation of changes in or additions in such structure and plans to the Board as needed;

(c)	Recommendation to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers");

(d)	Recommendation to the Board the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company;

(e)
Recommendation to the Board about annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and establish incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan.  In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentive at comparable companies and the awards given in past years;

(f)
Evaluation of the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan and recommendation to the Board incentive compensation payable to Officers under any such incentive compensation plan;

(g)
Periodic review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers;

(h)	Oversight of performance evaluation and incentive compensation of non-Officer personnel providing services to the Company;

(i)	Administration of the Company's stock option and other equity based compensation plans and determining the annual grants of stock options and other equity based compensation; and

(j)	Recommendation to the Nominating and Corporate Governance Committee of the qualifications and criteria for membership on the Committee.

Other Board Committees

Besides the Audit Committee, the Compensation Committee and the Nominating and Governance Committee the only other committees of the Board are as follows:

(a)
The Disclosure Committee, which is composed of Robert McLeod (Chairperson), Gordon Fretwell and Marcel de Groot.  The Disclosure Committee meets at least once per quarter and its primary responsibility is to ensure the Company fulfils its disclosure obligations on a timely basis.

(b)
The Technical Committee, which is composed of Keith Minty (Chairperson), Rob McLeod, Dan McCoy and Maurice Tagami. The Technical Committee meets quarterly to review and approve the key development and technical decisions associated with the Company’s operations.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees.  This function is carried out by the Nominating and Governance Committee whose evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

COMPENSATION OF EXECUTIVE OFFICERS

Named Executive Officers

In this section “Named Executive Officer” means the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”)and each of the three most highly compensated executive officers (“NEOs”), other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

Daniel McCoy, former President and CEO, Antonio Ricci, CFO, and Shawn Wallace, Executive Chair, were each a “Named Executive Officer” of the Company during the year ended March 31, 2010, for the purposes of the following disclosure.

Compensation Discussion and Analysis

The Compensation Committee is composed of Gordon J. Fretwell, Robert J. McLeod and Marcel de Groot, all of whom are independent directors. The Committee has adopted a charter which is available on www.keeganresources.com/s/corporategovernance.asp.

The function of the Compensation Committee generally is to assist the board in carrying out its responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing the Company’s base compensation structure and equity-based compensation programs, recommending compensation of the Company’s officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives.

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. The Company’s Compensation Committee receives independent competitive market information on compensation levels for executives.  PricewaterhouseCoopers LLP provides surveys of industry standard NEO compensation.  The Company uses these standards as a benchmark.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a) attracting and retaining talented, qualified and effective executives;

(b) motivating the short and long-term performance of these executives; and

(c) better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board’s view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Incentive Compensation

The Company’s objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. The Board approves executive bonus compensation dependent upon compensation levels based on recommendations of the Compensation Committee, and such recommendations are generally based on survey data provided by independent consultants.

Actions, Decisions or Policies Made After March 31, 2010

On May 26, 2010, the Board approved payment of performance bonuses of $40,000 to Dan McCoy,  $40,000 to Shawn Wallace, $50,000 to Maurice Tagami and $10,000 to Richard Haslinger. On April 16, 2010, Daniel T. McCoy resigned as President and CEO of the Company and Maurice Tagami was appointed as President and CEO of the Company.  On April 30, 2010 the Board entered into a new contract with Maurice Tagami where he would receive an annual income of $275,000.

Performance Graph

The following graph compares the cumulative total shareholder return on the Common Shares for the five most recently completed financial years against the return of the S&P/TSX Composite Total Return Index based on a $100 investment for that period.

Note:
(1)	The Company moved from the TSXV Venture Exchange to the Toronto Stock Exchange (the “TSX”) on December 20, 2008.

In an absolute sense, Keegan's resource portfolio has gone from zero ounces to 2.025 million ounces indicated and 1.451 million ounces inferred resource from March 31, 2007 to March 31, 2010, placing the Company in an elite group of its market cap peers of gold explorers in terms of asset creation.  In a relative market sense, Keegan has seen the valuation of its peer companies go from near $100 per ounce in the ground to near $25 per ounce in the ground and back over the same time period.  Thus, Keegan has maintained a high return to shareholders relative to its market cap peer group during a time of drastic market deterioration.  At the same time, Keegan's compensation to executive officers is in line with industry averages and is evaluated continuously by the compensation committee. Furthermore, the Company will from time to time add additional professional executives in line with the level and type of activities being undertaken.

Option-Based Awards

The only equity compensation plan which the Company currently has in place is the Company’s share option plan (the “Plan”) which was adopted by the directors of the Company on August 22, 2008, approved by shareholders on October 1, 2008.  The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The Plan is administered by the Company’s Board and provides that options will be issued to directors, officers, employees or consultants of the Company, or a subsidiary of the Company.  The Plan is a rolling plan and provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares.  All options expire on a date not later than five years after the date of grant of such option.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)	Options granted under the Plan are non-assignable and non-transferable and are issuable for a period of up to five years after the date of grant of such option;

(b)
for options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary;

(c)
if an optionee ceases to be employed by the Company (other than as a result of termination with cause), or ceased to provide services to the Company, or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such optionee may be exercised at the earlier of the date of expiration of the term of 90 days after the date such optionee ceases to be employed as an officer or director or, as the case may be;

(d)
if an optionee dies, any vested option held by him at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(e)
in the case of an optionee being dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(f)	the minimum exercise price of an option granted under the Plan must not be less than the Market Price (as defined in the TSX Policies);

(g)
Vesting of options shall be in accordance with the option commitment in the Plan or otherwise, at the discretion of the Board, and will generally be subject to: (i) the service provider remaining employed by or continuing to provide services to the Company or any of its affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its affiliates during the vesting period; or (ii) the service provider remaining as a Director of the Company or any of its affiliates during the vesting period;

(h)
The maximum aggregate number of shares issuable upon exercise of options to non-employee directors must not exceed 1% of the total Common Shares of the Company outstanding at any time and no more than $100,000 in total award value per non-employee director on an annual calendar basis; and

(i)	The Board reserves the right in its absolute discretion to terminate the Plan with respect to all shares reserved for options and which have not yet been granted under the Plan.

In addition, as a matter of administration, the Plan also provides that:

(a)           All outstanding but unvested options will vest immediately prior to completion of a change in control as being a change where any person or persons acting in concert materially control the Company, and in the absence of any evidence to the contrary;

(b)           If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by any participant in the Plan is restricted by a black-out, or any such blackout extends to a date which is within five business days of the expiry of the option, the exercise date will be extended to ten business days after the trading restrictions are lifted; and

(c)           The Plan and outstanding options may be amended by the Board without shareholder approval in the following circumstances:

(i)           it may make amendments which are of a typographical, grammatical or clerical nature only;

(ii)           it may change the vesting provisions of an option in the Plan;

(iii)	it may change the termination provision of an option which does not entail an extension beyond five years from the original expiry date of an option;

(iv)	it may amend the expiry date of an option of non-Insider optionees which does not entail an extension beyond five years from the original date of grant;

(iv)           it may add a cashless exercise feature payable in cash or shares to the Plan;

(v)	it may make amendments necessary as a result of changes in securities laws applicable to the Company;

(vi)
if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(vii)	it may make such amendments as reduce, however not increase, the benefits of the Plan to potential optionees.

The Company relies solely on Board discussion without any formal objectives, criteria and analysis to determine option grants, which are then reviewed and, if determined acceptable, approved by the Compensation Committee.  The number of options granted is based on competitive industry standards of incentives, previous options granted, and extraordinary efforts.  The exercise price is determined by the closing price of the Company’s stock on the day of grant.  Options granted under the Plan are subject to vesting provisions.

Summary Compensation Table

The compensation paid to the NEOs during the Company’s two most recently completed financial year ended March 31, 2010 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position		Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
	Year				Annual incentive plans	Long-term incentive plans
Daniel McCoy Former President and CEO	2010 2009	198,051 187,412	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	71,480(1) 24,220(2)	269,531 211,632
Antonio Ricci CFO	2010 2009	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	98,410(3) 76,660(3)	98,410 76,660
Shawn K. Wallace Executive Chair	2010	145,000	Nil	Nil	Nil	Nil	Nil	50,000	195,000(4)

Notes:

(1)	Includes $50,000 as a bonus and US$1,790 per month for family benefits included in his contract with the Company.

(2)	Includes US$1,790 per month for family benefits included in his contract with the Company.

(3)	In payment of accounting services.

(4)	Mr. Wallace was appointed as Executive Chair on February 26, 2010. Prior thereto he was a consultant for the Company.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at March 31, 2010, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Daniel McCoy President and CEO	50,000	4.01	06/19/2014	76,500	Nil	Nil
	74,507	2.44	11/10/2011	76,500	Nil	Nil
	75,000	4.20	02/05/2013	Nil	Nil	Nil
Antonio Ricci CFO	75,000	1.16	11/21/2010	121,500	Nil	Nil
	25,000	2.44	11/10/2011	8,500	Nil	Nil
	30,000	4.20	02/05/2013	Nil	Nil	Nil
	100,000	4.01	06/19/2014	78,000	Nil	Nil
Shawn Wallace Executive Chair	50,000	4.01	06/19/2014	104,000	Nil	Nil
	50,000	2.44	11/10/2011	182,500	Nil	Nil
	150,000	4.20	02/05/2013	283,500	Nil	Nil

Note:
(1)	Calculated based on the market price of the underlying Common Shares on March 31, 2010 and the exercise price of the option.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended March 31, 2010, for each NEO:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Daniel McCoy President and CEO	87,438	Nil	Nil
Antonio Ricci CFO	118,175	Nil	Nil
Shawn Wallace Executive Chair	332,312	Nil	Nil

Note:
(1)	Determined by calculating the difference between the market price of the underlying Common Shares on the vesting date and the exercise price of the options.

Termination and Change of Control Benefits

There is no contract, agreement, plan or arrangement that provides for payments to an NEO at, following or in connection with any termination, resignation, retirement, a change if control of the Company or a change in an NEO’s responsibilities.

Director Compensation

During the financial year ended March 31, 2010, the Company’s independent directors, being Robert McLeod, Gordon Fretwell, Marcel de Groot and Keith Minty were paid $600 per month for their services as Board committee chairmen up to January 1, 2010.  After January 1, 2010 Robert McLeod and Gordon Fretwell received $2,083.33 per month, Keith Minty received $2,500 per month, Marcel de Groot received $2,708.33 and Maurice Tagami (who, at the time, served as the Company’s VP Development) received $17,917 per month.  Executive officers do not receive additional compensation for serving as directors.

The compensation provided to the directors for the Company’s most recently completed financial year of March 31, 2010 was:

Name(1)	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Gordon Fretwell	11,650	Nil	19,500	Nil	Nil	Nil	31,150
Robert McLeod	11,650	Nil	19,500	Nil	Nil	Nil	31,150
Maurice Tagami	107,500	Nil	117,000	Nil	Nil	Nil	224,500
Mark Orsmond	1,800	Nil	Nil	Nil	Nil	Nil	1,800
Marcel de Groot	11,650	Nil	19,500	Nil	Nil	Nil	31,150
Richard Haslinger	112,954	Nil	23,400	Nil	Nil	Nil	136,354

Notes
(1)	Daniel McCoy and Shawn Wallace do not appear on this table as they are NEOs. Compensation for the services of Mr. McCoy and Mr. Wallace is fully reflected in the “Summary Compensation Table”.
(2)	Maurice Tagami was appointed as a director on October l, 2009 and as President and Chief Executive Officer of the Company on April 16, 2010.
(3)	Mark Orsmond resigned as a director of the Company on July 2, 2009.
(4)	Marcel de Groot was appointed as a director of the Company on July 2, 2009.
(5)	Richard Haslinger resigned as a director and officer of the Company on February 26, 2010.
(6)	Shawn Kristen Wallace was appointed as a director of the Company on February 26, 2010.

Outstanding Share-Based Awards and Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at March 31, 2010 for each director:

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Gordon Fretwell	25,000	4.01	06/19/2014	52,000	Nil	Nil
	25,000	2.44	11/10/2011	91,250	Nil	Nil
	20,000	4.20	02/05/2013	37,800	Nil	Nils
Robert McLeod	25,000	4.01	06/19/2014	52,000	Nil	Nil
	50,000	2.44	11/10/2011	182,500	Nil	Nil
	20,000	4.20	02/05/2013	37,800	Nil	Nil
Maurice Tagami	150,000	3.10	02/07/2014	224,250	Nil	Nil
	50,000	4.01	06/10/2014	448,500	Nil	Nil
Marcel de Groot	75,000	3.10	02/07/2014	224,250	Nil	Nil
	25,000	4.01	06/10/2014	52,000	Nil	Nil
Keith Minty	75,000	3.10	02/07/2014	224,250	Nil	Nil
	25,000	4.01	06/10/2014	52,000	Nil	Nil

Note:

(1)	Daniel McCoy and Shawn Wallace do not appear on this table as they are NEOs.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended March 31, 2010 for each director:

Name(1)	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gordon Fretwell	25,450	Nil	Nil
Robert McLeod	25,450	Nil	Nil
Maurice Tagami	332,312	Nil	Nil
Marcel de Groot	166,156	Nil	Nil
Keith Minty	166,156	Nil	Nil

Note:

(1)	Determined by calculating the difference between the market price of the underlying Common Shares on the vesting date and the exercise price of the options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at March 31, 2010.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the Plan)	2,984,507	$3.48	1,520,205
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,984,507	$3.48	1,520,205

Note:

(1)	See heading “Option Based Awards” for material terns of the Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Preferred Shares and Adoption of New Articles

The Board is proposing that the authorized share structure of the Company be altered by creating and attaching special rights and restrictions to the Preferred Shares without par value and without a maximum authorized number (the “Preferred Shares”).  The Preferred Shares will be issuable in series, on such terms as may be determined by the Company’s directors for each such series.  The Preferred Shares will provide management with the flexibility respecting possible future financings, strategic acquisitions and other corporate transactions.  Each series would generally require regulatory approvals before it is issued.

The Articles of a company, among other things, set out rules for the conduct of its business and affairs. The current Articles of the Company were adopted in September 2004.

As a consequence of the enactment of the Securities Transfer Act (“STA”) and to ensure that the Company’s corporate charter facilitates the use of uncertificated Shares and electronic record keeping systems currently in use worldwide and which are being increasingly adopted in Canada, the Board is recommending to shareholders that the Company adopt a new form of Articles.  The new form of Articles will also include certain clarifications required to the current Articles of the Company and set out the special rights and restrictions to the Preferred Shares.  The primary differences between the current Articles and the new Articles are:

1.	STA

The new Articles will permit the use of electronic record-keeping and uncertificated securities.  The material concerns which are reflected in the proposed new Articles include the following:

•
If the shares of which a shareholder is the registered owner are not uncertificated shares, such shareholders will be entitled either to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name; or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate.  Pursuant to the new form of Articles, shareholders holding uncertificated shares will receive written notice of any issue or transfer of those shares.

•
The current Articles provide that for a share transfer to be effective the Company must receive a “duly signed instrument of transfer”.  In electronic delivery, in certain circumstances where transfers are effected by brokers on behalf of their clients, a signed instrument of transfer is not provided to the Company.  The new form of Articles permit the transfer of shares to occur upon receipt by the Company or its transfer agent of a written instrument of transfer.

•
The current Articles provide that the instrument of transfer must be in the form approved by the directors.  The new form of Articles provide that the instrument of transfer must be in the form approved by the directors or by the transfer agent and registrar of the Company.

2.	Alterations

The current Articles set out that any alterations to the authorized share structure of the Company be pass by a special resolution, being a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholder who voted in respect of that resolution either in person or by proxy. The new Articles will provide that subject to the BCA, the Company may by ordinary resolution (a simple majority of affirmative votes) or by a resolution of the directors, in certain cases, alter the authorized share structure.

The current Articles set out that a change of name of the Company be pass by a special resolution.  The new Articles will permit the directors to change the name of the Company or adopt any translation of that name by consent resolution.

3.	Place of Meetings

The current Articles are silent on the location of a meeting of shareholders.  The BCA sets out that a meeting of shareholders can be held outside of British Columbia if the Articles provide for a location or if the shareholders provide for a location by ordinary resolution or if the location is approved in writing by the Registrar of Companies.

The new Articles will provide that a general meeting of shareholders can be held in British Columbia or at any location outside of British Columbia if consented to by a resolution of the Board.

4.	Quorum

The current Articles set out that the quorum for the transaction of business a meeting of shareholders is two shareholders, or one or more proxyholders (s) representing two shareholders, or one member and a proxyholder representing another shareholder.

Certain stock exchanges have higher quorum than the current Articles provide for.  The new Articles will provide for quorum to be “at least one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 33⅓% of the issued shares entitled to be voted at the meeting.

5.	Chair

If at a meeting of shareholders, there is no chair of the board or president or director present or willing to act within 15 minutes of the time set for holding the meeting, the shareholders may choose any person present at the meeting to chair the meeting.  The new Articles will provide that the solicitor may chair the meeting.

6.	Proxy Provisions

The new Articles will provide that a proxyholder need not be a shareholder of the Company and a proxy may be sent to the Company through the internet or by telephone voting or by email, as well as by written instrument and fax.

The new Articles provide that the proxy may also be revoked at an adjourned meeting.

7.	Directors

The new Articles will provide that the number of directors for the Company may be set by a resolution of the directors.  The current Articles set out that the number of directors is to be set by ordinary resolution of the shareholders.

8.	Powers Of Management

The new Articles will provide that the directors my set the remuneration of the auditor of the Company.

9.	Meeting of Directors

The new Articles will provide that attendance of a director or alternate director at a meeting of the directors is a waiver of notice of the meeting unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called and if no quorum is set for the transaction of business it is deemed that to be a majority of the directors may constitute a meeting.

10.	Consent Resolutions of Directors

The new Articles will provide that a resolution of the directors or any committee of directors may be passed without a meeting, in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

11.	Definitions

The new Articles will provide for a definition of “eligible party” and “proceeding”.

12.	Mailing

The new Articles will provide that a notice, statement, report or other record may be faxed or emailed to a shareholder as well as mailed to the shareholder and if on two consecutive occasions, a notice, statement, report or other record sent to a shareholder is returned, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

13.	Special Rights and Restrictions Attached to Preferred Shares

The new Articles will set out the special rights and restrictions attached to the Preferred Shares.

Accordingly, shareholders will be asked to approve the following special resolution in order to alter the authorized capital by creating and attaching special rights and restrictions to the Preferred Shares and to adopting the Articles for the Company:

“Resolved, as special resolutions, that:

1.	the authorized share structure of the Company be altered by creating and attaching special rights and restrictions to the Preferred Shares without par value;

2.	the Articles of the Company be altered by creating and attaching special rights and restrictions to the Preferred Shares as set out in Part 26 to the Articles of the Company;

3.	the current Articles of the Company be deleted in their entirety and the new form of Articles substantially in the form as tabled at the Meeting be adopted as the Articles of the Company;

4.	the alterations to the Notice of Articles and Articles of the Company shall not take effect until:

(a)           these resolutions are signed and received for deposit at the Company’s records office,

(b)           the Notice of Alteration is electronically filed with the Registrar of Companies and

(c)           the Notice of Articles is altered to reflect the alterations set out in these resolutions;

5.
any director or officer of the Company is authorized to execute under the seal of the Company or otherwise and to deliver all agreements, documents, instruments and to take all further action as may be required to give effect to these resolutions;

6.	Lang Michener LLP be appointed as the Company’s agent to electronically file the Notice of Alteration with the Registrar of Companies; and

7.	the directors be authorized to delay or abandon the implementation of this special resolution in their discretion.

The Board recommends that shareholders vote in favour of the special resolution.  In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the resolutions.

The new Articles in their proposed form, subject to such non material requirements as may be reasonably required by legal counsel or the regulatory authorities, are available by email on request from the Company’s Secretary at Suite 600, 1199 West Hastings Street, Vancouver, BC V6E 3T5,  Tel: (604) 683-8193  Fax: (604) 683-8194.  A copy of the new Articles will also be available at the Meeting.

ADDITIONAL INFORMATION

Financial information is provided in the audited financial statements of the Company for the year ended March 31, 2010 and in the related management discussion and analysis and filed on Sedar at www.Sedar.com, along with additional information relating to the Company and are available upon request from the Company’s Secretary at Suite 600, 1199 West Hastings Street, Vancouver, BC V6E 3T5,  Tel: (604) 683-8193  Fax: (604) 683-8194.  Copies of documents will be provided free of charge to security holders of the Company.  The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, this 24th day of August, 2010.

BY ORDER OF THE BOARD

“Maurice Tagami”

Maurice Tagami
President and Chief Executive Officer